SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                         Commission File Number 0-15934


(Check one)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K

[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
      For period ended February 29, 1996 _____________________

[ ] Transition  Report on Form 10-K and form 10-KSB

[ ] Transition  Report on Form 20-F

[ ] Transition  Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR
      For the transition period ended  ______________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 6, 7, and 8 of
Part II, and Items 14(a)(1) and 14(a)(2) of Part IV.


                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant:              JAY JACOBS, INC.

      Former name if applicable             N/A

      Address of principal                  1530 FIFTH AVENUE
      executive office (Street & Number)

      City, State and Zip Code              SEATTLE, WA 98101

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Based on preliminary advice given to the Registrant, the Registrant had prepared its financial statements for the year ended January 31, 1998 (the "Financial Statements") that recognized no expense related to the issuance of certain common stock options to key employees and others. In connection with their audit of the Financial Statements, the Registrant's auditors concluded that the options, as presently in existence, require the Registrant to recognize compensation expense. However, no determination as to the amount or timing of such expense has been made. The Registrant has commenced a review of the facts and circumstances and has requested legal and accounting advice relating to the amount and timing of any such recognition and certain other matters. The review, which involves a number of complex legal, accounting and factual issues, was commenced during the week of April 20 when the Registrant's Directors were informed of the issue, and has not been completed. Because it is possible that, based on such review and professional advice, the Registrant will conclude that compensation expense must be recognized in fiscal 1998, the Registrant cannot complete the Financial Statements and the Registrant's auditors cannot issue their report and opinion with respect thereto. A letter to that effect from the Registrant's auditors is attached. The Registrant anticipates that the matter will be resolved as to matters affecting the Financial Statements within the next fifteen calendar days.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

WILLIAM L. LAWRENCE, JR.                                          (206) 622-5400
-----------------------------------              -------------------------------
(Name)                                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Subject to the uncertainty that causes the Registrant to be unable to complete its Report on Form 10-K as more fully described in Part III, above and the attached statement of Price Waterhouse LLP, the Registrant had intended to report a sales and earnings in the fourth quarter of fiscal 1998 roughly comparable to those of the comparable quarter of fiscal 1997. Fiscal 1998 sales numbers were roughly comparable to those for fiscal 1997 while loss numbers would have reflected a significant improvement in fiscal 1998 over the prior fiscal year. The uncertainty described in Part III may result in the recognition of non-cash compensation expense, the amount of which, if any, has not been determined.




                                JAY JACOBS, INC.

                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




     Date: May 1, 1998                 By:  WILLIAM L. LAWRENCE, JR.
                                            ------------------------------------
                                            William L. Lawrence, Jr.
                                            Secretary

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

PRICE WAREHOUSE LLP



May 1, 1998

Mr. William L. Lawrence, Jr.
Jay Jacobs, Inc.
1530 5th Avenue
Seattle, WA  98101

Dear Mr. Lawrence:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated May 1, 1998.

We are unable to furnish our report on the financial statements of Jay Jacobs, Inc. on or before the date the Form 10-K of Jay Jacobs, Inc. for the year ended January 31, 1998 is required to be filed because the Company has not completed its GAAP financial statements.

Yours very truly,


PRICE WATERHOUSE LLP
--------------------
Price Waterhouse LLP